charles SCHWAB

Large Blend

Schwab S&P 500 Index Portfolio

(formerly Schwab S&P 500 Portfolio)

Large-Cap

Semiannual report for the period ended June 30, 2005

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

Management's Discussion for the six months ended June 30, 2005



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the portfolio. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, vice president and senior portfolio manager, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 1.25% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ 2.51% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ -0.81% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ -1.25% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ -1.17% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



5%
0%
-5%
-10%
-15%
12/31/04
1/31
2/29
3/31
4/30
5/31
6/30/05

These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

The S&P 500 Index Portfolio ended the six-month report period down 0.80%, just outperforming its benchmark, the S&P 500 Index, which was down 0.81%. Value was the favored style over the period. The price of crude oil increased substantially over the period, making energy-related stocks the top performing sector in the Portfolio. Utilities also enjoyed strong gains. Conversely, the Materials and Consumer Discretionary sectors were the laggards.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

Schwab S&P 500 Index Portfolio

Performance as of 6/30/05

Average Annual Total Returns[1, 2, 3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

■ **Portfolio**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



20%
10%
0%
-10%
-0.80%
-0.81%
-1.20%
6.15%
6.32%
5.13%
-2.67%
-2.37%
-3.55%
7.48%
7.92%
n/a
6 Months
1 Year
5 Years
Since Inception: 11/1/96

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1, 2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

■ $18,686 **Portfolio**
■ $19,363 **S&P 500® Index**



$25,000
$20,000
$15,000
$10,000
$5,000
$0
11/1/96
6/97
6/98
6/99
6/00
6/01
6/02
6/03
6/04
6/05

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

1 Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

2 Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

3 Source for category information: Morningstar, Inc.

Portfolio Facts as of 6/30/05

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$59,335
Price/Earnings Ratio (P/E)	21.4
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[2]	1%

Top Holdings[3]

Security	% of Net Assets
❶ **General Electric Co.**	3.4%
❷ **Exxon Mobil Corp.**	3.4%
❸ **Microsoft Corp.**	2.3%
❹ **Citigroup, Inc.**	2.2%
❺ **Pfizer, Inc.**	1.9%
❻ **Johnson & Johnson**	1.8%
❼ **Bank of America Corp.**	1.7%
❽ **Wal-Mart Stores, Inc.**	1.5%
❾ **Intel Corp.**	1.5%
❿ **American International Group, Inc.**	1.4%
Total	**21.1%**

Sector Weightings % of Investments

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



17.9%	**Financials**
16.1%	**Information Technology**
14.8%	**Industrials**
14.0%	**Consumer Discretionary**
12.2%	**Health Care**
8.9%	**Consumer Staples**
7.1%	**Energy**
3.0%	**Utilities**
3.0%	**Telecommunication Services**
2.9%	**Materials**
0.1%	**Other**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab S&P 500 Index Portfolio				
Actual Return	0.28%	$1,000	$992.00	$1.38
Hypothetical 5% Return	0.28%	$1,000	$1,023.41	$1.40

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Portfolio

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.56	16.06	12.66	16.54	19.02	21.26
Income or loss from investment operations:						
Net investment income	0.15	0.29	0.17	0.19	0.15	0.18
Net realized and unrealized gains or losses	(0.29)	1.40	3.40	(3.90)	(2.46)	(2.17)
Total income or loss from investment operations	(0.14)	1.69	3.57	(3.71)	(2.31)	(1.99)
Less distributions:						
Dividends from net investment income	—	(0.19)	(0.17)	(0.17)	(0.17)	(0.19)
Distributions from net realized gains	—	—	—	—	—	(0.06)
Total distributions	—	(0.19)	(0.17)	(0.17)	(0.17)	(0.25)
Net asset value at end of period	17.42	17.56	16.06	12.66	16.54	19.02
Total return (%)	(0.80)[1]	10.53	28.22	(22.43)	(12.16)	(9.34)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.28[2]	0.28	0.28	0.28	0.28	0.29[3]
Gross operating expenses	0.31[2]	0.31	0.32	0.35	0.33	0.31
Net investment income	1.54[2]	1.75	1.50	1.33	1.09	0.99
Portfolio turnover rate	1[1]	4	2	11	5	10
Net assets, end of period ($ x 1,000,000)	154	162	146	98	128	126

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of June 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▮ Issuer is affiliated with the fund's adviser
- ■ All or a portion of this security is on loan

	Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
99.9%	**Common Stock**	130,749	154,117
0.1%	**U.S. Treasury Obligation**	99	99
100.0%	**Total Investments**	**130,848**	**154,216**
6.3%	**Collateral Invested for Securities on Loan**	9,755	9,755
(6.3)%	**Other Assets and Liabilities, Net**		(9,806)
100.0%	**Total Net Assets**		**154,165**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.9% of net assets	
Automobiles & Components 0.7%	
Cooper Tire & Rubber Co. 1,000	19
Dana Corp. 2,178	33
■ Delphi Corp. 7,563	35
Ford Motor Co. 25,852	265
■ General Motors Corp. 8,000	272
■• Goodyear Tire & Rubber Co. 2,500	37
Harley-Davidson, Inc. 4,200	208
Johnson Controls, Inc. 2,600	146
Visteon Corp. 1,584	10
	1,025
Banks 7.6%	
AmSouth Bancorp. 5,050	131
❼ Bank of America Corp. 56,784	2,590
BB&T Corp. 7,800	312
Comerica, Inc. 2,350	136
Compass Bancshares, Inc. 1,700	76
Countrywide Financial Corp. 8,000	309
Fannie Mae 13,790	805
Fifth Third Bancorp 7,405	305
■ First Horizon National Corp. 1,700	72
Freddie Mac 9,700	633
■ Golden West Financial Corp. 4,000	258
Huntington Bancshares, Inc. 3,256	79
KeyCorp, Inc. 5,900	196
M&T Bank Corp. 1,400	147
Marshall & Ilsley Corp. 2,938	131
MGIC Investment Corp. 1,400	91
National City Corp. 8,500	290
North Fork Bancorp., Inc. 6,600	185
PNC Financial Services Group, Inc. 4,000	218
■ Regions Financial Corp. 6,427	218
Sovereign Bancorp, Inc. 5,300	118
SunTrust Banks, Inc. 4,800	347
Synovus Financial Corp. 4,300	123
U.S. Bancorp 26,420	771
Wachovia Corp. 22,427	1,112
■ Washington Mutual, Inc. 12,424	506
Wells Fargo & Co. 23,999	1,478
Zions Bancorp. 1,200	88
	11,725
Capital Goods 8.9%	
3M Co. 11,050	799
American Power Conversion Corp. 2,825	67
American Standard Cos., Inc. 2,600	109
The Boeing Co. 11,696	772
Caterpillar, Inc. 4,800	458
Cooper Industries Ltd., Class A 1,300	83
Cummins, Inc. 700	52
Danaher Corp. 3,900	204
Deere & Co. 3,500	229

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Dover Corp. 2,800	102
Eaton Corp. 2,200	132
Emerson Electric Co. 5,900	370
Fluor Corp. 1,100	63
General Dynamics Corp. 2,800	307
❶ General Electric Co. 150,040	5,199
Goodrich Corp. 1,700	70
Honeywell International, Inc. 12,237	448
Illinois Tool Works, Inc. 3,920	312
Ingersoll-Rand Co., Class A 2,400	171
ITT Industries, Inc. 1,300	127
L-3 Communications Holdings, Inc. 1,500	115
Lockheed Martin Corp. 5,670	368
Masco Corp. 6,300	200
• Navistar International Corp. 1,000	32
Northrop Grumman Corp. 5,114	283
Paccar, Inc. 2,550	173
Pall Corp. 1,700	52
Parker Hannifin Corp. 1,650	102
Raytheon Co. 6,300	246
Rockwell Automation, Inc. 2,470	120
Rockwell Collins, Inc. 2,500	119
Textron, Inc. 1,900	144
Tyco International Ltd. 28,729	839
United Technologies Corp. 14,600	750
W.W. Grainger, Inc. 1,300	71
	13,688

Commercial Services & Supplies 1.0%

Security and Number of Shares	Value ($ x 1,000)
• Allied Waste Industries, Inc. 4,300	34
■• Apollo Group, Inc., Class A 2,400	188
Avery Dennison Corp. 1,500	80
Cendant Corp. 14,902	333
■ Cintas Corp. 2,112	82
Equifax, Inc. 2,000	71
H&R Block, Inc. 2,300	134
■• Monster Worldwide, Inc. 1,644	47
Pitney Bowes, Inc. 3,400	148
R.R. Donnelley & Sons Co. 3,000	104
Robert Half International, Inc. 2,400	60
Waste Management, Inc. 8,157	231
	1,512

Consumer Durables & Apparel 1.3%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 1,100	99
Brunswick Corp. 1,200	52
Centex Corp. 1,800	127
• Coach, Inc. 5,400	181
Eastman Kodak Co. 4,100	110
Fortune Brands, Inc. 2,000	178
Hasbro, Inc. 2,525	53
Jones Apparel Group, Inc. 1,800	56
KB Home 1,160	88
Leggett & Platt, Inc. 2,800	74
Liz Claiborne, Inc. 1,600	64
Mattel, Inc. 5,900	108
■ Maytag Corp. 1,120	18
■ Newell Rubbermaid, Inc. 3,924	94
Nike, Inc., Class B 3,260	282
Pulte Homes, Inc. 1,800	152
Reebok International Ltd. 800	33
Snap-On, Inc. 800	27
The Stanley Works 1,100	50
VF Corp. 1,410	81
Whirlpool Corp. 900	63
	1,990

Diversified Financials 7.7%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 16,690	888
The Bank of New York Co., Inc. 10,900	314
■ The Bear Stearns Cos., Inc. 1,512	157
Capital One Financial Corp. 3,400	272
▮ The Charles Schwab Corp. 16,342	184
CIT Group, Inc. 2,900	125
❹ Citigroup, Inc. 73,466	3,396
• E*TRADE Financial Corp. 5,200	73
Federated Investors, Inc., Class B 1,500	45
Franklin Resources, Inc. 2,800	216
Goldman Sachs Group, Inc. 6,347	647
Janus Capital Group, Inc. 3,300	50
JPMorgan Chase & Co. 49,705	1,756
Lehman Brothers Holdings, Inc. 3,950	392
MBNA Corp. 18,243	477
Mellon Financial Corp. 6,000	172
Merrill Lynch & Co., Inc. 13,280	730
Moody's Corp. 3,880	174
Morgan Stanley 15,450	811
Northern Trust Corp. 2,870	131
Principal Financial Group, Inc. 4,274	179
• Providian Financial Corp. 3,800	67
SLM Corp. 6,000	305
■ State Street Corp. 4,800	232
T. Rowe Price Group, Inc. 1,700	106
	11,899

See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Energy 8.8%	
■ Amerada Hess Corp. 1,200	128
Anadarko Petroleum Corp. 3,347	275
Apache Corp. 4,684	303
■• Ashland, Inc. 900	65
Baker Hughes, Inc. 4,780	244
BJ Services Co. 2,300	121
Burlington Resources, Inc. 5,474	302
ChevronTexaco Corp. 29,790	1,666
ConocoPhillips 19,828	1,140
Devon Energy Corp. 6,800	345
El Paso Corp. 8,929	103
EOG Resources, Inc. 3,214	182
❷ Exxon Mobil Corp. 89,990	5,172
■ Halliburton Co. 7,100	339
Kerr-McGee Corp. 1,516	116
■ Kinder Morgan, Inc. 1,550	129
Marathon Oil Corp. 4,900	261
• Nabors Industries Ltd. 2,000	121
• National-Oilwell Varco, Inc. 2,400	114
Noble Corp. 1,800	111
Occidental Petroleum Corp. 5,700	438
• Rowan Cos., Inc. 1,400	42
Schlumberger Ltd. 8,300	630
Sunoco, Inc. 970	110
• Transocean, Inc. 4,584	247
Unocal Corp. 3,700	241
Valero Energy Corp. 3,600	285
Williams Cos., Inc. 7,900	150
XTO Energy, Inc. 4,933	168
	13,548
Food & Staples Retailing 2.8%	
■ Albertson's, Inc. 5,275	109
Costco Wholesale Corp. 6,500	291
CVS Corp. 11,400	331
• Kroger Co. 10,600	202
■• Safeway, Inc. 6,200	140
Supervalu, Inc. 1,900	62
Sysco Corp. 9,100	329
❽ Wal-Mart Stores, Inc. 47,260	2,278
Walgreen Co. 14,540	669
	4,411

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 4.8%	
Altria Group, Inc. 29,280	1,893
Anheuser-Busch Cos., Inc. 11,010	504
Archer-Daniels-Midland Co. 9,200	197
Brown-Forman Corp., Class B 1,304	79
Campbell Soup Co. 4,600	142
The Coca-Cola Co. 32,070	1,339
Coca-Cola Enterprises, Inc. 5,000	110
ConAgra Foods, Inc. 7,170	166
General Mills, Inc. 5,080	238
H.J. Heinz Co. 5,000	177
Hershey Foods Corp. 3,100	192
Kellogg Co. 5,000	222
McCormick & Co., Inc. 2,000	65
Molson Coors Brewing Co., Class B 1,100	68
The Pepsi Bottling Group, Inc. 2,802	80
PepsiCo, Inc. 23,870	1,287
■ Reynolds American, Inc. 1,628	128
Sara Lee Corp. 11,100	220
UST, Inc. 2,400	110
Wm. Wrigley Jr. Co. 2,800	193
	7,410
Health Care Equipment & Services 5.0%	
Aetna, Inc. 4,200	348
■ AmerisourceBergen Corp. 1,600	111
Bausch & Lomb, Inc. 800	66
Baxter International, Inc. 8,600	319
Becton Dickinson & Co. 3,600	189
Biomet, Inc. 3,725	129
• Boston Scientific Corp. 10,800	292
C.R. Bard, Inc. 1,400	93
Cardinal Health, Inc. 6,175	356
• Caremark Rx, Inc. 6,413	285
CIGNA Corp. 1,860	199
• Express Scripts, Inc. 2,200	110
• Fisher Scientific International, Inc. 1,605	104
Guidant Corp. 4,500	303
HCA, Inc. 5,820	330
■ Health Management Associates, Inc., Class A 3,300	86
• Hospira, Inc. 2,210	86
• Humana, Inc. 2,100	83
IMS Health, Inc. 3,300	82

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Laboratory Corp. of America Holdings 2,000	100
Manor Care, Inc. 1,300	52
McKesson Corp. 4,106	184
• Medco Health Solutions, Inc. 3,888	207
Medtronic, Inc. 17,200	891
• Millipore Corp. 800	45
PerkinElmer, Inc. 1,700	32
Quest Diagnostics 2,760	147
• St. Jude Medical, Inc. 5,000	218
Stryker Corp. 5,300	252
■• Tenet Healthcare Corp. 6,500	80
• Thermo Electron Corp. 2,200	59
■ UnitedHealth Group, Inc. 18,220	950
• Waters Corp. 1,700	63
• WellPoint, Inc. 8,602	599
• Zimmer Holdings, Inc. 3,500	267
	7,717

Hotels Restaurants & Leisure 1.5%

Security and Number of Shares	Value ($ x 1,000)
■ Carnival Corp. 7,500	409
Darden Restaurants, Inc. 2,090	69
Harrah's Entertainment, Inc. 2,600	187
Hilton Hotels Corp. 5,400	129
International Game Technology 5,000	141
Marriott International, Inc., Class A 2,820	192
McDonald's Corp. 17,800	494
• Starbucks Corp. 5,660	292
Starwood Hotels & Resorts Worldwide, Inc. 2,900	170
Wendy's International, Inc. 1,700	81
Yum! Brands, Inc. 4,100	214
	2,378

Household & Personal Products 2.4%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 1,200	52
Avon Products, Inc. 6,600	250
Clorox Co. 2,100	117
Colgate-Palmolive Co. 7,600	379
The Gillette Co. 14,130	715
Kimberly-Clark Corp. 6,800	426
Procter & Gamble Co. 35,010	1,847
	3,786

Insurance 4.4%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 3,900	175
AFLAC, Inc. 7,200	312
The Allstate Corp. 9,700	580
AMBAC Financial Group, Inc. 1,592	111
⑩ American International Group, Inc. 36,868	2,142
AON Corp. 4,550	114
■ Chubb Corp. 2,700	231
Cincinnati Financial Corp. 2,535	100
Hartford Financial Services Group, Inc. 4,200	314
Jefferson-Pilot Corp. 1,850	93
Lincoln National Corp. 2,600	122
Loews Corp. 2,300	178
Marsh & McLennan Cos., Inc. 7,200	200
■ MBIA, Inc. 1,950	116
Metlife, Inc. 10,367	466
The Progressive Corp. 2,850	282
Prudential Financial, Inc. 7,300	479
Safeco Corp. 1,900	103
The St. Paul Travelers Cos., Inc. 9,459	374
Torchmark Corp. 1,500	78
■ UnumProvident Corp. 4,276	78
XL Capital Ltd., Class A 1,900	141
	6,789

Materials 2.9%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 3,300	199
Alcoa, Inc. 12,272	321
Allegheny Technologies, Inc. 1,260	28
Ball Corp. 1,600	58
Bemis Co. 1,400	37
The Dow Chemical Co. 13,555	604
E.I. du Pont de Nemours & Co. 14,254	613
Eastman Chemical Co. 1,000	55
Ecolab, Inc. 3,100	100
Engelhard Corp. 1,800	51
■ Freeport-McMoran Copper & Gold, Inc., Class B 2,400	90
Georgia-Pacific Corp. 3,655	116
Great Lakes Chemical Corp. 700	22
• Hercules, Inc. 1,500	21
■ International Flavors & Fragrances, Inc. 1,400	51
International Paper Co. 6,798	205
Louisiana-Pacific Corp. 1,400	34
MeadWestvaco Corp. 2,549	72
Monsanto Co. 3,725	234
Newmont Mining Corp. 6,186	241
Nucor Corp. 2,400	110
• Pactiv Corp. 2,300	50
Phelps Dodge Corp. 1,315	122
PPG Industries, Inc. 2,500	157

See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Praxair, Inc. 4,600	214
Rohm & Haas Co. 2,805	130
• Sealed Air Corp. 1,214	60
Sigma-Aldrich Corp. 1,000	56
Temple-Inland, Inc. 1,600	59
United States Steel Corp. 1,500	52
Vulcan Materials Co. 1,500	98
Weyerhaeuser Co. 3,400	216
	4,476
Media 3.7%	
Clear Channel Communications, Inc. 7,496	232
• Comcast Corp., Class A 31,259	960
■ Dow Jones & Co., Inc. 1,100	39
Gannett Co., Inc. 3,560	253
• Interpublic Group of Cos., Inc. 5,700	69
■ Knight-Ridder, Inc. 1,200	74
The McGraw-Hill Cos., Inc. 5,400	239
Meredith Corp. 700	34
New York Times Co., Class A 2,200	68
News Corp, Inc., Class A 41,100	665
Omnicom Group, Inc. 2,600	208
• Time Warner, Inc. 65,450	1,094
Tribune Co. 4,400	155
■• Univision Communications, Inc., Class A 4,125	114
Viacom, Inc., Class B 22,761	729
The Walt Disney Co. 29,170	734
	5,667
Pharmaceuticals & Biotechnology 8.4%	
Abbott Laboratories 22,200	1,088
■ Allergan, Inc. 1,800	153
• Amgen, Inc. 17,504	1,058
Applied Biosystems Group — Applera Corp. 2,800	55
• Biogen Idec, Inc. 4,700	162
Bristol-Myers Squibb Co. 27,810	695
• Chiron Corp. 2,100	73
Eli Lilly & Co. 16,170	901
• Forest Laboratories, Inc. 5,200	202
• Genzyme Corp. 3,500	210
• Gilead Sciences, Inc. 6,000	264
❻ Johnson & Johnson 42,088	2,736
• King Pharmaceuticals, Inc. 3,466	36
• Medimmune, Inc. 3,400	91
Merck & Co., Inc. 31,500	970
Mylan Laboratories, Inc. 3,800	73
❺ Pfizer, Inc. 105,609	2,913
Schering-Plough Corp. 20,800	397
• Watson Pharmaceuticals, Inc. 1,500	44
Wyeth 19,000	846
	12,967
Real Estate 0.6%	
Apartment Investment & Management Co., Class A 1,300	53
■ Archstone-Smith Trust 2,700	104
Equity Office Properties Trust 5,600	185
Equity Residential 4,200	155
Plum Creek Timber Co., Inc. 2,560	93
ProLogis 2,600	105
Simon Property Group, Inc. 3,100	225
	920
Retailing 4.1%	
• Autonation, Inc. 3,700	76
• AutoZone, Inc. 1,000	92
• Bed, Bath & Beyond, Inc. 4,200	175
Best Buy Co., Inc. 4,250	291
■• Big Lots, Inc. 1,400	18
Circuit City Stores, Inc. 2,900	50
■ Dillards, Inc., Class A 1,100	26
Dollar General Corp. 4,263	87
• eBay, Inc. 17,288	571
Family Dollar Stores, Inc. 2,400	63
■ Federated Department Stores, Inc. 2,500	183
The Gap, Inc. 10,462	207
Genuine Parts Co. 2,500	103
Home Depot, Inc. 30,300	1,179
J.C. Penney Co., Inc. Holding Co. 3,700	195
• Kohl's Corp. 4,610	258
Limitedbrands 5,705	122
Lowe's Cos., Inc. 11,000	640
The May Department Stores Co. 4,050	163
Nordstrom, Inc. 1,780	121
• Office Depot, Inc. 4,500	103
OfficeMax, Inc. 1,200	36
RadioShack Corp. 2,400	56
• Sears Holdings Corp. 1,475	221
The Sherwin-Williams Co. 1,840	87
Staples, Inc. 10,500	224
Target Corp. 12,700	691

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Tiffany & Co. 2,000	65
TJX Cos., Inc. 6,710	163
• Toys 'R' Us, Inc. 3,000	79
	6,345
Semiconductors & Semiconductor Equipment 3.2%	
• Advanced Micro Devices, Inc. 5,600	97
• Altera Corp. 5,480	109
Analog Devices, Inc. 5,400	202
• Applied Materials, Inc. 24,000	388
• Applied Micro Circuits Corp. 4,082	11
• Broadcom Corp., Class A 4,110	146
• Freescale Semiconductor, Inc., Class B 5,566	118
■❾ Intel Corp. 87,250	2,274
• KLA-Tencor Corp. 2,700	118
Linear Technology Corp. 4,400	161
• LSI Logic Corp. 5,300	45
Maxim Integrated Products, Inc. 4,700	180
• Micron Technology, Inc. 8,800	90
National Semiconductor Corp. 5,000	110
■• Novellus Systems, Inc. 2,200	54
• Nvidia Corp. 2,400	64
• PMC — Sierra, Inc. 2,500	23
• Teradyne, Inc. 2,700	32
Texas Instruments, Inc. 23,480	659
Xilinx, Inc. 4,800	122
	5,003
Software & Services 5.3%	
Adobe Systems, Inc. 6,800	195
■• Affiliated Computer Services, Inc., Class A 1,791	92
Autodesk, Inc. 3,000	103
Automatic Data Processing, Inc. 8,120	341
• BMC Software, Inc. 3,200	57
• Citrix Systems, Inc. 2,400	52
Computer Associates International, Inc. 7,600	209
• Computer Sciences Corp. 2,700	118
• Compuware Corp. 5,100	37
• Convergys Corp. 2,054	29
• Electronic Arts, Inc. 4,258	241
Electronic Data Systems Corp. 6,900	133
First Data Corp. 10,959	440
• Fiserv, Inc. 2,700	116
• Intuit, Inc. 2,820	127
■• Mercury Interactive Corp. 1,200	46
❸ Microsoft Corp. 142,040	3,528
• Novell, Inc. 5,200	32
• Oracle Corp. 62,460	824
• Parametric Technology Corp. 3,800	24
Paychex, Inc. 5,250	171
Sabre Holdings Corp., Class A 1,883	38
• Siebel Systems, Inc. 7,000	62
• SunGard Data Systems, Inc. 4,031	142
• Symantec Corp. 9,796	213
• Unisys Corp. 4,700	30
• Veritas Software Corp. 6,000	146
• Yahoo! Inc. 18,600	644
	8,190
Technology Hardware & Equipment 6.6%	
• ADC Telecommunications, Inc. 1,471	32
• Agilent Technologies, Inc. 6,117	141
• Andrew Corp. 2,250	29
• Apple Computer, Inc. 11,600	427
• Avaya, Inc. 6,432	54
• CIENA Corp. 6,700	14
• Cisco Systems, Inc. 90,360	1,727
• Comverse Technology, Inc. 2,700	64
• Corning, Inc. 19,540	325
• Dell, Inc. 34,220	1,352
• EMC Corp. 34,012	466
■• Gateway, Inc. 4,600	15
Hewlett-Packard Co. 41,277	970
International Business Machines Corp. 22,800	1,692
• Jabil Circuit, Inc. 2,727	84
• JDS Uniphase Corp. 20,155	31
■• Lexmark International, Inc., Class A 1,800	117
• Lucent Technologies, Inc. 60,295	175
Molex, Inc. 2,700	70
Motorola, Inc. 34,905	637
• NCR Corp. 2,800	98
■• Network Appliance, Inc. 5,200	147
• QLogic Corp. 1,295	40
Qualcomm, Inc. 23,400	772
• Sanmina — SCI Corp. 7,400	41
Scientific-Atlanta, Inc. 2,200	73
• Solectron Corp. 13,300	50
• Sun Microsystems, Inc. 45,800	171
Symbol Technologies, Inc. 3,052	30

See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Tektronix, Inc. 1,500	35
• Tellabs, Inc. 5,900	51
• Xerox Corp. 13,600	188
	10,118
Telecommunication Services 3.2%	
■ Alltel Corp. 4,400	274
AT&T Corp. 11,216	214
BellSouth Corp. 25,800	685
CenturyTel, Inc. 1,900	66
Citizens Communications Co. 4,718	63
• Nextel Communications, Inc., Class A 15,700	507
• Qwest Communications International, Inc. 24,216	90
SBC Communications, Inc. 47,100	1,119
Sprint Corp. (FON Group) 21,050	528
Verizon Communications, Inc. 39,450	1,363
	4,909
Transportation 1.6%	
Burlington Northern Santa Fe Corp. 5,200	245
CSX Corp. 2,900	124
■• Delta Air Lines, Inc. 1,400	5
FedEx Corp. 4,220	342
Norfolk Southern Corp. 5,600	173
Ryder Systems, Inc. 900	33
Southwest Airlines Co. 10,428	145
Union Pacific Corp. 3,700	240
United Parcel Service, Inc., Class B 15,915	1,101
	2,408
Utilities 3.4%	
• The AES Corp. 8,800	144
• Allegheny Energy, Inc. 1,941	49
Ameren Corp. 2,700	149
American Electric Power Co., Inc. 5,560	205
■• Calpine Corp. 7,500	26
Centerpoint Energy, Inc. 4,150	55
Cinergy Corp. 2,600	117
■• CMS Energy Corp. 2,400	36
Consolidated Edison, Inc. 3,300	155
Constellation Energy Group, Inc. 2,500	144
Dominion Resources, Inc. 4,880	358
DTE Energy Co. 2,400	112
Duke Energy Corp. 13,234	393
• Dynegy, Inc., Class A 5,200	25
Edison International 4,700	191
Entergy Corp. 3,120	236
Exelon Corp. 9,230	474
FirstEnergy Corp. 4,628	223
FPL Group, Inc. 5,400	227
■ KeySpan Corp. 2,300	94
Nicor, Inc. 600	25
NiSource, Inc. 3,546	88
Peoples Energy Corp. 500	22
PG&E Corp. 5,100	191
Pinnacle West Capital Corp. 1,200	53
PPL Corp. 2,600	154
■ Progress Energy, Inc. 3,502	158
Public Service Enterprise Group, Inc. 3,300	201
Sempra Energy 3,141	130
The Southern Co. 10,300	357
TECO Energy, Inc. 2,700	51
TXU Corp. 3,422	284
Xcel Energy, Inc. 5,605	109
	5,236

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Obligation 0.1% of net assets		
U.S. Treasury Bill 2.92%, 09/15/05	100	**99**

End of investments.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.3% of net assets		
Commercial Paper & Other Corporate Obligations 2.4%		
Skandinav Enskilda Bank		
3.21%, 07/17/05	1,345	1,345
UBS Bank		
3.04%, 07/01/05	2,377	2,377
		3,722
Short-Term Investments 3.9%		
Rabobank, Time Deposit		
3.35%, 07/01/05	995	995
Societe Generale, Time Deposit		
3.38%, 07/01/05	251	251
Security and Number of Shares		
Institutional Money Market Trust 4,786,791		4,787
		6,033

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $9,379 of securities on loan)		$154,216
Collateral invested for securities on loan		9,755
Receivables:		
Fund shares sold		14
Dividends		186
Investments sold		532
Income from securities on loan	+	2
Total assets		**164,705**

Liabilities

Collateral invested for securities on loan		9,755
Bank overdraft		436
Payables:		
Fund shares redeemed		131
Investments bought		157
Investment adviser and administrator fees		7
Accrued expenses	+	54
Total liabilities		**10,540**

Net Assets

Total assets		164,705
Total liabilities	−	10,540
Net assets		**$154,165**

Net Assets by Source

Capital received from investors	139,194
Net investment income not yet distributed	3,844
Net realized capital losses	(12,241)
Net unrealized capital gains	23,368

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$154,165		8,852		$17.42

Unless stated, all numbers are x 1,000.

The fund paid $130,848 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$2,242
Sales/maturities	$4,521

These derive from investments and futures.

Federal Tax Data

Portfolio cost		$131,036
Net unrealized gains and losses:		
Gains		$42,792
Losses	+	(19,612)
		$23,180
As of December 31, 2004:		
Net undistributed earnings:		
Ordinary income		$2,649
Long-term capital gains		$–
Unused capital losses:		
Expires 12/31 of:		Loss amount
2008		$664
2009		1,821
2010		7,810
2011		38
2012	+	359
		$10,692
Deferred capital losses		$7

See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005 unaudited. All numbers x 1,000.

Investment Income		
Dividends		$1,382
Interest		19
Securities on loan	+	11
Total investment income		**1,412**
Net Realized Gains and Losses		
Net realized losses on investments		(916)
Net realized losses on futures contracts	+	(2)
Net realized losses		**(918)**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(1,692)
Net unrealized losses on futures contracts	+	(43)
Net unrealized losses		**(1,735)**
Expenses		
Investment adviser and administrator fees		155
Trustees' fees		11
Custodian fees		14
Portfolio accounting fees		10
Professional fees		15
Shareholder reports		26
Other expenses	+	8
Total expenses		239
Expense reduction	–	22
Net expenses		**217**
Decrease in Net Assets From Operations		
Total investment income		1,412
Net expenses	–	217
Net investment income		**1,195**
Net realized losses		(918)
Net unrealized losses	+	(1,735)
Decrease in net assets from operations		**($1,458)**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 29, 2006, to 0.28% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $2,653.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		1/1/05–6/30/05	1/1/04–12/31/04
Net investment income		$1,195	$2,650
Net realized losses		(918)	(12)
Net unrealized gains or losses	+	(1,735)	12,681
Increase or decrease in net assets from operations		**(1,458)**	**15,319**

Distributions Paid

	1/1/05–6/30/05	1/1/04–12/31/04
Dividends from net investment income	**$–**	**$1,720**

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$1,720
Long-term capital gains	$–

Transactions in Fund Shares

		1/1/05–6/30/05		1/1/04–12/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		746	$12,917	2,284	$37,513
Shares reinvested		–	–	100	1,720
Shares redeemed	+	(1,116)	(19,285)	(2,259)	(36,911)
Net transactions in fund shares		**(370)**	**($6,368)**	**125**	**$2,322**

Shares Outstanding and Net Assets

		1/1/05–6/30/05		1/1/04–12/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		9,222	$161,991	9,097	$146,070
Total increase or decrease	+	(370)	(7,826)	125	15,921
End of period		**8,852**	**$154,165**	**9,222**	**$161,991**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,844 and $2,649 for the current period and prior period, respectively.

See financial notes.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios organized January 21, 1994
- Schwab Money Market Portfolio
- Schwab MarketTrack Growth Portfolio II
- **Schwab S&P 500 Index Portfolio**

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

Amount Outstanding at 6/30/05 ($ x 1,000)	**Average Borrowing*** ($ x 1,000)	**Weighted Average Interest Rate*** (%)
436	205	3.05

*Based on the number of days for which the borrowing is outstanding.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.
- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.
- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.
- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, which includes the Schwab S&P 500 Index Portfolio, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;
2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;
3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;
4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and
5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds. However, the trustees accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to such other types of accounts, and the unique insurance-dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Prospectus Supplement and Semiannual Report Enclosed

charles SCHWAB

Large-Cap Blend

Schwab MarketTrack Growth Portfolio II™

Balanced

Supplement to the prospectus dated April 30, 2005

Semiannual report for the period ended June 30, 2005

This prospectus supplement is not part of the shareholder report.

Supplement to the Schwab MarketTrack Growth Portfolio II™ Prospectus dated April 30, 2005

Effective July 22, 2005, under "Portfolio Management" on page 8 of the prospectus, the Michael Shearer biography is deleted and the following biography is added.

Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day co-responsibility for the management of the bond and cash portions of the portfolio. He joined the firm in 1998 and has worked in fixed-income asset management since 1999.

Please retain this supplement for future reference.

charles SCHWAB

Large-Cap Blend

Schwab MarketTrack Growth Portfolio II™

Balanced

Semiannual report for the period ended June 30, 2005

Inception Date: November 1, 1996

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

Management's Discussion for the six months ended June 30, 2005



Larry Mano, vice president and senior portfolio manager, is responsible for the overall management of the portfolio. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the portfolio. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 1.25% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations
- ■ 2.51% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- ■ -0.81% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ -1.25% **Russell 2000® Index:** measures U.S. small-cap stocks
- □ -1.17% **MSCI EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East


5%
0%
-5%
-10%
-15%
12/31/04
1/31
2/29
3/31
4/30
5/31
6/30/05

These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.

core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

The MarketTrack Growth Portfolio II was down 0.40% for the six-month report period, lagging the Growth Composite Index, which was down 0.09%. The Portfolio's performance was hurt by its equity components. Positive returns in the fixed-income portion of the Portfolio, however, contributed positively and kept performance close to that of its benchmark.

During the six-month report period, the S&P 500® Index was down 0.81%, while the Schwab Small-Cap Index® was down 0.49% and the Schwab International Index® was down 0.90%. In terms of style, value edged out growth. Bonds were the better performers over the report period, up 2.51%, as measured by the Lehman Brothers Aggregate Index.

Past performance does not indicate future results.

Source of Sector Classification: S&P and MSCI.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

Schwab MarketTrack Growth Portfolio II

Performance as of 6/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **Growth Composite Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



20%
10%
0%
-10%
-0.40%
-0.09%
-1.20%
8.00%
8.23%
5.13%
0.74%
1.79%
-3.55%
7.19%
7.81%
n/a
6 Months
1 Year
5 Years
Since Inception: 11/1/96

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1, 2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $18,258 **Portfolio**
- ■ $19,201 **Growth Composite Index**
- ■ $19,363 **S&P 500® Index**
- □ $17,715 **Lehman Brothers U.S. Aggregate Bond Index**



$25,000
$20,000
$15,000
$10,000
$5,000
$0
6/97
6/98
6/99
6/00
6/01
6/02
6/03
6/04
6/05
11/1/96

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Portfolio Facts as of 6/30/05

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	512
Weighted Average Market Cap ($ x 1,000,000)	$89,210
Price/Earnings Ratio (P/E)	19.7
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate[2]	1%

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab Small-Cap Index Fund®** Select Shares®	20.8%
❷ **Schwab International Index Fund®** Select Shares	19.8%
❸ **Schwab Total Bond Market Fund™**	14.7%
❹ **Schwab Value Advantage Money Fund®** Select Shares	3.6%
❺ **Exxon Mobil Corp.**	1.3%
❻ **General Electric Co.**	1.3%
❼ **Microsoft Corp.**	0.9%
❽ **Citigroup, Inc.**	0.9%
❾ **Pfizer, Inc.**	0.7%
❿ **Wal-Mart Stores, Inc.**	0.7%
Total	**64.7%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 39.0% **Large-Cap Stocks**
- 20.8% **Small-Cap Stocks**
- 19.9% **International Stocks**
- 14.7% **Bonds**
- 5.6% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 6/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Portfolio Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab MarketTrack Growth Portfolio II				
Actual Return	0.50%	$1,000	$996.00	$2.47
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab MarketTrack Growth Portfolio II

Financial Statements

Financial Highlights

	1/1/05– 6/30/05*	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.87	13.49	10.75	12.99	14.81	15.84
Income or loss from investment operations:						
Net investment income	0.06	0.21	0.16	0.17	0.18	0.35
Net realized and unrealized gains or losses	(0.12)	1.35	2.74	(2.17)	(1.43)	(1.13)
Total income or loss from investment operations	(0.06)	1.56	2.90	(2.00)	(1.25)	(0.78)
Less distributions:						
Dividends from net investment income	—	(0.18)	(0.16)	(0.20)	(0.35)	(0.14)
Distributions from net realized gains	—	—	—	(0.04)	(0.22)	(0.11)
Total distributions	—	(0.18)	(0.16)	(0.24)	(0.57)	(0.25)
Net asset value at end of period	14.81	14.87	13.49	10.75	12.99	14.81
Total return (%)	(0.40)[1]	11.58	26.97	(15.44)	(8.40)	(4.82)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.50	0.56[4]
Gross operating expenses[2]	0.69[3]	0.69	0.87	1.00	0.82	0.84
Net investment income	0.89[3]	1.52	1.70	1.59	1.67	2.80
Portfolio turnover rate	1[1]	8	10	30	13	19
Net assets, end of period ($ x 1,000,000)	34	34	30	20	22	22

* Unaudited.

1 Not annualized.

2 The expense incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

3 Annualized.

4 The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of June 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($ x 1,000)	Value ($ x 1,000)
58.9%	**Other Investment Companies**	17,296	19,904
38.9%	**Common Stock**	10,878	13,164
2.0%	**Short-Term Investment**	669	669
99.8%	**Total Investments**	**28,843**	**33,737**
0.2%	**Other Assets and Liabilities, Net**		60
100.0%	**Total Net Assets**		**33,797**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 38.9% of net assets	
Automobiles & Components 0.3%	
Cooper Tire & Rubber Co. 100	2
Dana Corp. 180	3
Delphi Corp. 579	3
Ford Motor Co. 2,098	21
General Motors Corp. 650	22
• Goodyear Tire & Rubber Co. 100	1
Harley-Davidson, Inc. 350	17
Johnson Controls, Inc. 240	14
Visteon Corp. 104	1
	84
Banks 3.0%	
AmSouth Bancorp. 430	11
Bank of America Corp. 4,840	221
BB&T Corp. 626	25
Comerica, Inc. 200	12
Compass Bancshares, Inc. 100	5
Countrywide Financial Corp. 660	25
Fannie Mae 1,145	67
Fifth Third Bancorp 667	28
First Horizon National Corp. 150	6
Freddie Mac 800	52
Golden West Financial Corp. 350	23
Huntington Bancshares, Inc. 333	8
KeyCorp, Inc. 500	17
M&T Bank Corp. 140	15
Marshall & Ilsley Corp. 300	13
MGIC Investment Corp. 100	7
National City Corp. 824	28
North Fork Bancorp., Inc. 600	17
PNC Financial Services Group, Inc. 340	19
Regions Financial Corp. 595	20
Sovereign Bancorp, Inc. 500	11
SunTrust Banks, Inc. 420	30
Synovus Financial Corp. 325	9
U.S. Bancorp 2,274	66
Wachovia Corp. 1,882	93
Washington Mutual, Inc. 1,050	43
Wells Fargo & Co. 2,000	123
Zions Bancorp. 100	7
	1,001
Capital Goods 3.4%	
3M Co. 925	67
American Power Conversion Corp. 275	6
American Standard Cos., Inc. 300	13
The Boeing Co. 1,038	69
Caterpillar, Inc. 400	38
Cooper Industries Ltd., Class A 100	6
Crane Co. 100	3
Cummins, Inc. 50	4
Danaher Corp. 350	18
Deere & Co. 350	23
Dover Corp. 260	9
Eaton Corp. 200	12
Emerson Electric Co. 500	31
Fluor Corp. 100	6

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
General Dynamics Corp. 250	27
❻ General Electric Co. 12,500	433
Goodrich Corp. 100	4
Honeywell International, Inc. 987	36
Illinois Tool Works, Inc. 350	28
Ingersoll-Rand Co., Class A 200	14
ITT Industries, Inc. 100	10
L-3 Communications Holdings, Inc. 100	8
Lockheed Martin Corp. 540	35
Masco Corp. 500	16
• Navistar International Corp. 100	3
Northrop Grumman Corp. 428	24
Paccar, Inc. 187	13
Pall Corp. 100	3
Parker Hannifin Corp. 150	9
• Power-One, Inc. 226	1
Raytheon Co. 500	19
Rockwell Automation, Inc. 200	10
Rockwell Collins, Inc. 200	10
Textron, Inc. 150	11
• Thomas & Betts Corp. 80	2
Tyco International Ltd. 2,360	69
United Technologies Corp. 1,260	65
W.W. Grainger, Inc. 100	5
	1,160

Commercial Services & Supplies 0.4%

Security and Number of Shares	Value ($ x 1,000)
• Allied Waste Industries, Inc. 400	3
• Apollo Group, Inc., Class A 200	16
Avery Dennison Corp. 150	8
Cendant Corp. 1,190	27
Cintas Corp. 182	7
Deluxe Corp. 100	4
Equifax, Inc. 175	6
H&R Block, Inc. 200	12
• Monster Worldwide, Inc. 95	3
• PHH Corp. 59	1
Pitney Bowes, Inc. 250	11
R.R. Donnelley & Sons Co. 300	10
Robert Half International, Inc. 200	5
Waste Management, Inc. 720	20
	133

Consumer Durables & Apparel 0.5%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 100	9
Brunswick Corp. 100	4
Centex Corp. 150	11
• Coach, Inc. 400	13
Eastman Kodak Co. 300	8
Fortune Brands, Inc. 175	15
Hasbro, Inc. 200	4
Jones Apparel Group, Inc. 150	5
KB Home 100	8
Leggett & Platt, Inc. 200	5
Liz Claiborne, Inc. 100	4
Mattel, Inc. 500	9
Maytag Corp. 100	2
Newell Rubbermaid, Inc. 300	7
Nike, Inc., Class B 300	26
Pulte Homes, Inc. 150	13
Reebok International Ltd. 100	4
Snap-On, Inc. 75	3
The Stanley Works 100	4
VF Corp. 100	6
Whirlpool Corp. 100	7
	167

Diversified Financials 3.0%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 1,550	83
The Bank of New York Co., Inc. 900	26
The Bear Stearns Cos., Inc. 110	11
Capital One Financial Corp. 290	23
▮ The Charles Schwab Corp. 1,575	18
CIT Group, Inc. 200	9
❽ Citigroup, Inc. 6,222	288
• E*TRADE Financial Corp. 400	6
Federated Investors, Inc., Class B 100	3
Franklin Resources, Inc. 300	23
Goldman Sachs Group, Inc. 562	57
Janus Capital Group, Inc. 300	5
JPMorgan Chase & Co. 4,286	151
Lehman Brothers Holdings, Inc. 350	35
MBNA Corp. 1,487	39
Mellon Financial Corp. 525	15
Merrill Lynch & Co., Inc. 1,150	63
Moody's Corp. 350	16
Morgan Stanley 1,330	70
Northern Trust Corp. 250	11
Principal Financial Group, Inc. 381	16
• Providian Financial Corp. 350	6
SLM Corp. 550	28
State Street Corp. 400	19

See financial notes.

Security and Number of Shares	Value ($ x 1,000)
T. Rowe Price Group, Inc. 150	9
	1,030
Energy 3.4%	
Amerada Hess Corp. 100	11
Anadarko Petroleum Corp. 295	24
Apache Corp. 386	25
• Ashland, Inc. 100	7
Baker Hughes, Inc. 431	22
BJ Services Co. 200	10
Burlington Resources, Inc. 500	28
ChevronTexaco Corp. 2,540	142
ConocoPhillips 1,610	93
Devon Energy Corp. 580	29
El Paso Corp. 696	8
EOG Resources, Inc. 264	15
❺ Exxon Mobil Corp. 7,780	447
Halliburton Co. 500	24
Kerr-McGee Corp. 100	8
Kinder Morgan, Inc. 156	13
Marathon Oil Corp. 400	21
• Nabors Industries Ltd. 175	11
Noble Corp. 200	12
Occidental Petroleum Corp. 465	36
• Rowan Cos., Inc. 100	3
Schlumberger Ltd. 700	53
Sunoco, Inc. 100	11
• Transocean, Inc. 358	19
Unocal Corp. 300	20
Valero Energy Corp. 300	24
Williams Cos., Inc. 600	11
XTO Energy, Inc. 400	14
	1,141
Food & Staples Retailing 1.2%	
Albertson's, Inc. 400	8
Costco Wholesale Corp. 560	25
CVS Corp. 980	29
• Kroger Co. 900	17
• Safeway, Inc. 500	11
Supervalu, Inc. 175	6
Sysco Corp. 700	25
❿ Wal-Mart Stores, Inc. 5,050	244
Walgreen Co. 1,175	54
• Winn-Dixie Stores, Inc. 100	–
	419

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 1.9%	
Altria Group, Inc. 2,440	158
Anheuser-Busch Cos., Inc. 975	45
Archer-Daniels-Midland Co. 774	16
Brown-Forman Corp., Class B 150	9
Campbell Soup Co. 500	15
The Coca-Cola Co. 2,825	118
Coca-Cola Enterprises, Inc. 550	12
ConAgra Foods, Inc. 650	15
General Mills, Inc. 450	21
H.J. Heinz Co. 400	14
Hershey Foods Corp. 300	19
Kellogg Co. 500	22
McCormick & Co., Inc. 200	6
Molson Coors Brewing Co., Class B 25	2
The Pepsi Bottling Group, Inc. 312	9
PepsiCo, Inc. 2,055	111
Reynolds American, Inc. 200	16
Sara Lee Corp. 900	18
UST, Inc. 200	9
Wm. Wrigley Jr. Co. 250	17
	652
Health Care Equipment & Services 2.0%	
Aetna, Inc. 400	33
AmerisourceBergen Corp. 150	10
Bausch & Lomb, Inc. 100	8
Baxter International, Inc. 725	27
Becton Dickinson & Co. 300	16
Biomet, Inc. 325	11
• Boston Scientific Corp. 988	27
C.R. Bard, Inc. 100	7
Cardinal Health, Inc. 525	30
• Caremark Rx, Inc. 535	24
CIGNA Corp. 175	19
• Express Scripts, Inc. 200	10
• Fisher Scientific International, Inc. 100	6
Guidant Corp. 350	24
HCA, Inc. 600	34
Health Management Associates, Inc., Class A 300	8
• Hospira, Inc. 186	7
• Humana, Inc. 200	8
IMS Health, Inc. 300	7
• Laboratory Corp. of America Holdings 200	10
Manor Care, Inc. 100	4

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
McKesson Corp. 374	17
• Medco Health Solutions, Inc. 337	18
Medtronic, Inc. 1,440	75
• Millipore Corp. 75	4
PerkinElmer, Inc. 118	2
Quest Diagnostics 278	15
• St. Jude Medical, Inc. 400	17
Stryker Corp. 464	22
• Tenet Healthcare Corp. 450	5
• Thermo Electron Corp. 175	5
UnitedHealth Group, Inc. 1,660	86
• Waters Corp. 150	6
• WellPoint, Inc. 700	49
• Zimmer Holdings, Inc. 275	21
	672
Hotels Restaurants & Leisure 0.6%	
Carnival Corp. 725	40
Darden Restaurants, Inc. 150	5
Harrah's Entertainment, Inc. 150	11
Hilton Hotels Corp. 400	9
International Game Technology 413	12
Marriott International, Inc., Class A 250	17
McDonald's Corp. 1,450	40
• Starbucks Corp. 470	24
Starwood Hotels & Resorts Worldwide, Inc. 260	15
Wendy's International, Inc. 140	7
Yum! Brands, Inc. 320	17
	197
Household & Personal Products 1.0%	
Alberto-Culver Co., Class B 150	7
Avon Products, Inc. 540	20
Clorox Co. 250	14
Colgate-Palmolive Co. 650	32
The Gillette Co. 1,200	61
Kimberly-Clark Corp. 600	38
Procter & Gamble Co. 3,040	160
	332
Insurance 1.7%	
ACE Ltd. 340	15
AFLAC, Inc. 600	26
The Allstate Corp. 840	50
AMBAC Financial Group, Inc. 123	9
American International Group, Inc. 3,106	180
AON Corp. 325	8
Chubb Corp. 240	21
Cincinnati Financial Corp. 220	9
Hartford Financial Services Group, Inc. 340	25
Jefferson-Pilot Corp. 175	9
Lincoln National Corp. 200	9
Loews Corp. 200	15
Marsh & McLennan Cos., Inc. 625	17
MBIA, Inc. 150	9
Metlife, Inc. 915	41
The Progressive Corp. 265	26
Prudential Financial, Inc. 650	43
Safeco Corp. 150	8
The St. Paul Travelers Cos., Inc. 797	32
Torchmark Corp. 150	8
UnumProvident Corp. 323	6
XL Capital Ltd., Class A 155	12
	578
Materials 1.1%	
Air Products & Chemicals, Inc. 250	15
Alcoa, Inc. 1,000	26
Allegheny Technologies, Inc. 100	2
Ball Corp. 200	7
Bemis Co. 100	3
The Dow Chemical Co. 1,121	50
E.I. du Pont de Nemours & Co. 1,169	50
Eastman Chemical Co. 100	5
Ecolab, Inc. 275	9
Engelhard Corp. 160	5
Freeport-McMoran Copper & Gold, Inc., Class B 200	7
Georgia-Pacific Corp. 326	10
Great Lakes Chemical Corp. 100	3
• Hercules, Inc. 100	1
International Flavors & Fragrances, Inc. 100	4
International Paper Co. 570	17
Louisiana-Pacific Corp. 100	2
MeadWestvaco Corp. 197	6
Monsanto Co. 314	20
Neenah Paper, Inc. 18	1
Newmont Mining Corp. 500	20
Nucor Corp. 200	9
• Pactiv Corp. 200	4
Phelps Dodge Corp. 100	9
PPG Industries, Inc. 200	13
Praxair, Inc. 400	19
Rohm & Haas Co. 300	14

Security and Number of Shares	Value ($ x 1,000)
• Sealed Air Corp. 103	5
Sigma-Aldrich Corp. 100	6
Temple-Inland, Inc. 100	4
United States Steel Corp. 100	3
Vulcan Materials Co. 100	6
Weyerhaeuser Co. 250	16
Worthington Industries, Inc. 100	2
	373
Media 1.4%	
Clear Channel Communications, Inc. 729	23
• Comcast Corp., Class A 2,576	79
Dow Jones & Co., Inc. 100	4
Gannett Co., Inc. 325	23
• Interpublic Group of Cos., Inc. 500	6
Knight-Ridder, Inc. 100	6
The McGraw-Hill Cos., Inc. 450	20
Meredith Corp. 50	2
New York Times Co., Class A 200	6
News Corp, Inc., Class A 3,100	50
Omnicom Group, Inc. 220	18
• Time Warner, Inc. 5,500	92
Tribune Co. 400	14
• Univision Communications, Inc., Class A 354	10
Viacom, Inc., Class B 1,992	64
The Walt Disney Co. 2,430	61
	478
Pharmaceuticals & Biotechnology 3.2%	
Abbott Laboratories 1,860	91
Allergan, Inc. 150	13
• Amgen, Inc. 1,470	89
Applied Biosystems Group — Applera Corp. 200	4
• Biogen Idec, Inc. 380	13
Bristol-Myers Squibb Co. 2,300	57
• Chiron Corp. 200	7
Eli Lilly & Co. 1,320	74
• Forest Laboratories, Inc. 450	17
• Genzyme Corp. 250	15
• Gilead Sciences, Inc. 450	20
Johnson & Johnson 3,536	230
• King Pharmaceuticals, Inc. 233	2
• Medimmune, Inc. 300	8
Merck & Co., Inc. 2,550	79
Mylan Laboratories, Inc. 300	6
❾ Pfizer, Inc. 8,959	247
Schering-Plough Corp. 1,700	32
• Watson Pharmaceuticals, Inc. 100	3
Wyeth 1,600	71
	1,078
Real Estate 0.2%	
Apartment Investment & Management Co., Class A 100	4
Archstone-Smith Trust 200	8
Equity Office Properties Trust 500	17
Equity Residential 300	11
Plum Creek Timber Co., Inc. 200	7
ProLogis 200	8
Simon Property Group, Inc. 240	17
	72
Retailing 1.6%	
• Autonation, Inc. 300	6
• AutoZone, Inc. 100	9
• Bed, Bath & Beyond, Inc. 350	15
Best Buy Co., Inc. 390	27
• Big Lots, Inc. 88	1
Circuit City Stores, Inc. 200	4
Dillards, Inc., Class A 100	2
Dollar General Corp. 395	8
• eBay, Inc. 1,718	57
Family Dollar Stores, Inc. 200	5
Federated Department Stores, Inc. 200	15
The Gap, Inc. 1,037	21
Genuine Parts Co. 200	8
Home Depot, Inc. 2,600	101
J.C. Penney Co., Inc. Holding Co. 300	16
• Kohl's Corp. 400	22
Limitedbrands 521	11
Lowe's Cos., Inc. 940	55
The May Department Stores Co. 350	14
Nordstrom, Inc. 200	14
• Office Depot, Inc. 325	7
OfficeMax, Inc. 75	2
RadioShack Corp. 200	5
• Sears Holdings Corp. 94	14
The Sherwin-Williams Co. 175	8
Staples, Inc. 900	19
Target Corp. 1,090	59
Tiffany & Co. 150	5
TJX Cos., Inc. 600	15
• Toys 'R' Us, Inc. 200	5
	550

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 1.3%	
• Advanced Micro Devices, Inc. 400	7
• Altera Corp. 464	9
Analog Devices, Inc. 450	17
• Applied Materials, Inc. 2,000	32
• Applied Micro Circuits Corp. 221	1
• Broadcom Corp., Class A 355	13
• Freescale Semiconductor, Inc., Class B 300	6
Intel Corp. 7,675	200
• KLA-Tencor Corp. 240	10
Linear Technology Corp. 400	15
• LSI Logic Corp. 400	3
Maxim Integrated Products, Inc. 400	15
• Micron Technology, Inc. 650	7
National Semiconductor Corp. 400	9
• Novellus Systems, Inc. 175	4
• Nvidia Corp. 200	5
• PMC — Sierra, Inc. 200	2
• Teradyne, Inc. 200	2
Texas Instruments, Inc. 2,050	58
Xilinx, Inc. 375	10
	425
Software & Services 2.1%	
Adobe Systems, Inc. 500	14
• Affiliated Computer Services, Inc., Class A 203	10
Autodesk, Inc. 200	7
Automatic Data Processing, Inc. 700	29
• BMC Software, Inc. 200	4
• Citrix Systems, Inc. 175	4
Computer Associates International, Inc. 700	19
• Computer Sciences Corp. 200	9
• Compuware Corp. 400	3
• Convergys Corp. 137	2
• Electronic Arts, Inc. 354	20
Electronic Data Systems Corp. 550	11
First Data Corp. 1,032	41
• Fiserv, Inc. 225	10
• Intuit, Inc. 244	11
• Mercury Interactive Corp. 100	4
❼ Microsoft Corp. 12,915	321
• Novell, Inc. 400	3
• Oracle Corp. 6,000	79
• Parametric Technology Corp. 200	1
Paychex, Inc. 425	14
Sabre Holdings Corp., Class A 172	3
• Siebel Systems, Inc. 600	5
• SunGard Data Systems, Inc. 361	13
• Symantec Corp. 800	17
• Unisys Corp. 350	2
• Veritas Software Corp. 500	12
• Yahoo! Inc. 1,580	55
	723
Technology Hardware & Equipment 2.5%	
• ADC Telecommunications, Inc. 100	2
• Agilent Technologies, Inc. 566	13
• Andrew Corp. 200	3
• Apple Computer, Inc. 1,000	37
• Avaya, Inc. 513	4
• CIENA Corp. 300	1
• Cisco Systems, Inc. 7,925	151
• Comverse Technology, Inc. 200	5
• Corning, Inc. 1,500	25
• Dell, Inc. 2,925	116
• EMC Corp. 2,850	39
• Gateway, Inc. 200	1
Hewlett-Packard Co. 3,462	81
International Business Machines Corp. 2,020	150
• Jabil Circuit, Inc. 208	6
• JDS Uniphase Corp. 1,654	2
• Lexmark International, Inc., Class A 150	10
• Lucent Technologies, Inc. 5,055	15
Molex, Inc. 225	6
Motorola, Inc. 2,721	50
• NCR Corp. 200	7
• Network Appliance, Inc. 400	11
• QLogic Corp. 113	3
Qualcomm, Inc. 1,900	63
• Sanmina — SCI Corp. 500	3
Scientific-Atlanta, Inc. 175	6
• Solectron Corp. 1,000	4
• Sun Microsystems, Inc. 3,675	14
Symbol Technologies, Inc. 289	3
Tektronix, Inc. 100	2
• Tellabs, Inc. 500	4
• Xerox Corp. 900	12
	849

See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Telecommunication Services 1.2%	
Alltel Corp. 400	25
AT&T Corp. 935	18
BellSouth Corp. 2,180	58
CenturyTel, Inc. 150	5
Citizens Communications Co. 358	5
• Nextel Communications, Inc., Class A 1,275	41
• Qwest Communications International, Inc. 2,027	7
SBC Communications, Inc. 3,956	94
Sprint Corp. (FON Group) 1,662	42
Verizon Communications, Inc. 3,313	114
	409
Transportation 0.6%	
Burlington Northern Santa Fe Corp. 400	19
CSX Corp. 225	10
• Delta Air Lines, Inc. 100	—
FedEx Corp. 350	28
Norfolk Southern Corp. 480	15
Ryder Systems, Inc. 75	3
Southwest Airlines Co. 900	13
Union Pacific Corp. 295	19
United Parcel Service, Inc., Class B 1,347	93
	200
Utilities 1.3%	
• The AES Corp. 650	11
• Allegheny Energy, Inc. 78	2
Ameren Corp. 200	11
American Electric Power Co., Inc. 460	17
• Calpine Corp. 500	2
Centerpoint Energy, Inc. 400	5
Cinergy Corp. 200	9
• CMS Energy Corp. 300	4
Consolidated Edison, Inc. 300	14
Constellation Energy Group, Inc. 200	12
Dominion Resources, Inc. 396	29
DTE Energy Co. 200	9
Duke Energy Corp. 1,050	31
• Dynegy, Inc., Class A 300	1
Edison International 400	16
Entergy Corp. 250	19
Exelon Corp. 774	40
FirstEnergy Corp. 391	19
FPL Group, Inc. 400	17
KeySpan Corp. 200	8
Nicor, Inc. 50	2
NiSource, Inc. 357	9
Peoples Energy Corp. 50	2
PG&E Corp. 500	19
Pinnacle West Capital Corp. 100	4
PPL Corp. 200	12
Progress Energy, Inc. 277	13
Public Service Enterprise Group, Inc. 300	18
Sempra Energy 285	12
The Southern Co. 875	30
TECO Energy, Inc. 250	5
TXU Corp. 350	29
Xcel Energy, Inc. 505	10
	441

Other Investment Companies
58.9% of net assets

Security and Number of Shares	Value ($ x 1,000)
❙❷ Schwab International Index Fund, Select Shares 422,025	6,702
❙❶ Schwab Small-Cap Index Fund, Select Shares 317,952	7,011
❙❸ Schwab Total Bond Market Fund 492,069	4,980
❙❹ Schwab Value Advantage Money Fund, Select Shares 1,210,734	1,211
	19,904

Short Term Investment
2.0% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wachovia Bank, Grand Cayman Time Deposit 2.70%, 07/01/05	669	**669**

End of investments.

Statement of
Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$33,737
Receivables:		
Fund shares sold		114
Dividends	+	20
Total assets		**33,871**

Liabilities

Payables:		
Fund shares redeemed		56
Investment adviser and administrator fees		1
Accrued expenses	+	17
Total liabilities		**74**

Net Assets

Total assets		**33,871**
Total liabilities	−	**74**
Net assets		**$33,797**

Net Assets by Source

Capital received from investors	29,282
Net investment income not yet distributed	614
Net realized capital losses	(993)
Net unrealized capital gains	4,894

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$33,797		2,282		$14.81

Unless stated, all numbers x 1,000.

The fund paid $28,843 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$477
Sales/maturities	$382

Percent of fund shares of other Schwab Funds owned as of the end of the report period:

Schwab Equity Index Funds	
Small-Cap Index Fund	0.4%
International Index Fund	0.5%
Schwab Bond Funds	
Total Bond Market Fund	0.4%
Schwab Money Funds	
Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio cost		$29,096
Net unrealized gains and losses:		
Gains		$6,362
Losses	+	(1,721)
		$4,641
As of December 31, 2004:		
Net undistributed earnings:		
Ordinary income		$466
Long-term capital gains		$—
Unused capital losses:		
Expires 12/31 of:		Loss amount
2010		$347
2011		200
2012	+	101
		$648

See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income		
Dividends		$222
Interest	+	9
Total investment income		**231**
Net Realized Gains and Losses		
Net realized gains on investments sold		37
Net realized gains received from underlying funds	+	1
Net realized gains		**38**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		**(327)**
Expenses		
Investment adviser and administrator fees		73
Trustees' fees		6
Custodian fees		8
Portfolio accounting fees		2
Professional fees		15
Shareholder reports		7
Other expenses	+	3
Total expenses		114
Expense reduction	–	31
Net expenses		**83**
Decrease in Net Assets From Operations		
Total investment income		231
Net expenses	–	83
Net investment income		**148**
Net realized gains		38
Net unrealized losses	+	(327)
Decrease in net assets from operations		**($141)**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the operating expenses of this fund through April 29, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $289.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		1/1/05-6/30/05	1/1/04-12/31/04
Net investment income		$148	$467
Net realized gains		38	78
Net unrealized gains or losses	+	(327)	2,883
Increase or decrease in net assets from operations		**(141)**	**3,428**

Distributions Paid

	1/1/05-6/30/05	1/1/04-12/31/04
Dividends from net investment income	**$–**	**$394**

Transactions in Fund Shares

		1/1/05-6/30/05		1/1/04-12/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		164	$2,401	319	$4,455
Shares reinvested		–	–	27	394
Shares redeemed	+	(158)	(2,306)	(288)	(3,967)
Net transactions in fund shares		**6**	**$95**	**58**	**$882**

Shares Outstanding and Net Assets

		1/1/05-6/30/05		1/1/04-12/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		2,276	$33,843	2,218	$29,927
Total increase or decrease	+	6	(46)	58	3,916
End of period		**2,282**	**$33,797**	**2,276**	**$33,843**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$394
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $614 and $466 at the end of the current period and prior period, respectively.

See financial notes.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value (NAV) which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Index Portfolio

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the fund may invest in other related funds. The percentages of fund shares of other related funds owned are shown in the fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trust has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for this fund during the period.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.
- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.
- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.
- **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.
- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, which includes the Schwab MarketTrack Growth Portfolio II, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;
2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;
3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;
4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and
5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds. However, the trustees accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to such other types of accounts, and the unique insurance-dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

charles SCHWAB

Money Market

Schwab Money Market Portfolio™

Money Market

Semiannual report for the period ended June 30, 2005

Inception Date: May 3, 1994

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-888-311-4887 for a prospectus. Please read the prospectus carefully before you invest.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

Management's Discussion for the six months ended June 30, 2005



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the portfolio since 1999. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

The Investment Environment and the Fund

Oil prices hit highs never seen before and the Federal Reserve Open Market Committee continued to raise short-term interest rates to curb inflationary pressures, raising rates for the fourth time this year. At the same time, GDP continued to grow at a healthy pace and the housing market remained strong, largely due to low mortgage rates.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path. Businesses, unable to continue boosting productivity by restraining hiring, added new jobs during the six-month report period. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested ongoing expansion, while continuing claims for unemployment benefits remained near cyclical lows.

Business investments grew only modestly, but consumers continued to spend. In fact, consumer confidence rose to a level not experienced since before September 11, 2001. With consumers in a spending mode and consumer spending comprising about 70% of GDP, first quarter GDP remained strong and retail sales were healthy. In this positive economic environment, strong labor market conditions remained positive for domestic consumption.

While high energy prices remained a significant headwind for economic performance, supply no longer was the issue; demand, especially in China, drove prices up. At the end of the six-month report period, a barrel of oil cost $56.50 versus $42.55 at the beginning of 2005.

Though high oil and commodity prices could have hampered growth and stirred inflationary pressures, productivity gains, slow growth in the money supply and slack in the economy have mostly kept a lid on core inflation. The productivity gains, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control. These conditions also caused the dollar to rally unexpectedly, which took a little bit of pressure off the price of imported goods.

Amid signs of solidly expanding output and improved hiring, the Fed continued to tighten. It increased short-term interest rates at each of the four meetings in the first half of 2005, ending the six-month report period at a still moderate 3.25%. The moves have had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the increases began. Nonetheless, the higher rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In response to the Federal Reserve's stated intentions to raise short-term interest rates at a "measured" pace, the yield curve for money market funds steepened during the first quarter. Over the course of the second quarter the yield curve began to flatten as the market questioned the duration of the Fed's tightening campaign.

In this market environment, our strategy was to position the fund for a continued rise in rates. To take advantage of the rising-rate environment, we kept the weighted average maturity (WAM) short. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Portfolio Facts as of 6/30/05

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield	2.61%
Seven-Day Effective Yield	2.64%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	18 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Portfolio Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning January 1, 2005 and held through June 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 1/1/05	Ending Account Value (Net of Expenses) at 6/30/05	Expenses Paid During Period[2] 1/1/05–6/30/05
Schwab Money Market Portfolio				
Actual Return	0.49%	$1,000	$1,010.90	$2.44
Hypothetical 5% Return	0.49%	$1,000	$1,022.37	$2.46

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the portfolio are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Money Market Portfolio

Financial Statements

Financial Highlights

	1/1/05–6/30/05*	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-share data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.01	0.04	0.06
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.09[1]	0.90	0.74	1.31	3.72	5.95
Ratios/supplemental data (%)						
Ratios to average net assets:						
Net operating expenses	0.49[2]	0.46	0.44	0.48	0.49	0.49[3]
Gross operating expenses	0.49[2]	0.46	0.44	0.48	0.50	0.51
Net investment income	2.20[2]	0.89	0.75	1.31	3.55	5.81
Net assets, end of period ($ x 1,000,000)	120	116	141	215	204	160

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of June 30, 2005; unaudited.

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
84.8%	U.S. Government Securities	101,806	101,806
15.5%	Other Investments	18,660	18,660
100.3%	**Total Investments**	**120,466**	**120,466**
(0.3)%	Other Assets and Liabilities		(420)
100.0%	**Net Assets**		**120,046**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 84.8% of net assets		
Discount Notes 84.8%		
Fannie Mae		
3.02%, 07/01/05	1,000	1,000
3.00%, 07/06/05	2,000	1,999
3.01%, 07/06/05	1,300	1,299
3.02%, 07/06/05	1,143	1,142
3.04%, 07/06/05	2,000	1,999
3.06%, 07/06/05	2,000	1,999
3.00%, 07/13/05	1,410	1,409
3.03%, 07/13/05	1,100	1,099
3.07%, 07/13/05	1,000	999
3.02%, 07/18/05	1,700	1,698
3.05%, 07/18/05	1,300	1,298
3.04%, 07/20/05	1,050	1,048
3.12%, 08/03/05	1,400	1,396
3.28%, 08/17/05	2,741	2,729
3.17%, 08/24/05	3,000	2,986
Federal Farm Credit Bank		
3.03%, 07/06/05	3,000	2,999
3.01%, 07/18/05	1,000	999
3.06%, 07/18/05	3,000	2,996
Federal Home Loan Bank		
3.06%, 07/06/05	1,700	1,699
3.05%, 07/13/05	2,000	1,998
3.11%, 07/13/05	1,753	1,751
3.01%, 07/15/05	7,000	6,992
3.03%, 07/22/05	2,129	2,125
3.06%, 07/22/05	2,165	2,161
3.14%, 07/22/05	1,100	1,098
3.03%, 08/02/05	2,000	1,995
3.22%, 08/19/05	2,000	1,991
3.28%, 09/14/05	3,000	2,980
Freddie Mac		
2.99%, 07/01/05	1,795	1,795
3.01%, 07/01/05	4,630	4,630
3.01%, 07/05/05	6,175	6,173
3.03%, 07/12/05	1,100	1,099
3.13%, 07/12/05	1,000	999
3.05%, 07/15/05	1,116	1,115
3.03%, 07/19/05	2,000	1,997
3.05%, 07/19/05	1,400	1,398
3.13%, 07/26/05	2,100	2,096
3.14%, 08/01/05	1,500	1,496
3.25%, 08/01/05	1,175	1,172
3.23%, 08/09/05	1,000	996
3.29%, 10/18/05	2,000	1,980

See financial notes.

Issuer Rate, maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tennessee Valley Authority		
3.01%, 07/14/05	4,000	3,996
3.03%, 07/14/05	10,000	9,989
3.09%, 07/21/05	5,000	4,991
		101,806

	Maturity Amount ($ x 1,000)	
Other Investments 15.5% of net assets		
Repurchase Agreements 15.5%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Treasury Securities with a value of $19,594 2.90%, issued 06/30/05 due 07/01/05	18,661	**18,660**

End of investments.

Statement of

Assets and Liabilities

As of June 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets		
Investments, at value		$101,806
Repurchase agreements, at value		18,660
Receivables:		
Interest		2
Fund shares sold	+	333
Total assets		**120,801**
Liabilities		
Payables:		
Dividend to shareholders		129
Fund shares redeemed		583
Investment advisory and administration fees		4
Trustees' fees		2
Accrued expenses	+	37
Total liabilities		**755**
Net Assets		
Total assets		120,801
Total liabilities	–	755
Net assets		**$120,046**

The amortized cost for the fund's securities was $120,466.

Net Assets by Source

Capital received from investors	120,060
Net realized capital losses	(14)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$120,046		120,093		$1.00

Federal Tax Data

Cost basis of portfolio	$120,466
As of December 31, 2004:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$1
2006	3
2007	9
2008	+ 1
	$14

See financial notes.

Statement of
Operations

For January 1, 2005 through June 30, 2005; unaudited. All numbers x 1,000.

Investment Income		
Interest		**$1,610**
Expenses		
Investment adviser and administrator fees		228
Trustees' fees		11
Custodian and portfolio accounting fees		10
Professional fees		15
Shareholder reports		25
Other expenses	+	3
Total expenses		**292**
Increase in Net Assets from Operations		
Total investment income		1,610
Total expenses	–	292
Net investment income		**1,318**
Increase in net assets from operations		**$1,318**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

For the fund's independent trustees only.

The investment adviser (CSIM) guarantees to limit the annual operating expenses through April 29, 2006 to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–6/30/05	1/1/04–12/31/04
Net investment income	$1,318	$1,169
Increase in net assets from operations	**1,318**	**1,169**

Distributions Paid

Dividends from net investment income	**1,318**	**1,169**

The tax-basis components of distributions for the period ended 12/31/04 are:

Ordinary income	$1,169
Long-term capital gains	$–

Transactions in Fund Shares

Shares sold	62,962	115,803
Shares reinvested	1,189	1,169
Shares redeemed	+ (60,165)	(141,823)
Net transactions in fund shares	**3,986**	**(24,851)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	116,060	140,911
Total increase or decrease	+ 3,986	(24,851)
End of period	**$120,046**	**$116,060**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Index Portfolio

date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to the participating insurance company separate accounts each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Annuity Portfolios (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, which includes the Schwab Money Market Portfolio, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;
2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;
3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;
4. the profitability of CSIM and its affiliates, including Schwab, with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and
5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees considered the role of unaffiliated insurance companies in the distribution of the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition, and how this affects the success of the funds. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds. However, the trustees accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to such other types of accounts, and the unique insurance-dedicated distribution arrangements of the funds as compared to other funds managed by CSIM. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Interested Trustees and Officers

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Interested Trustees but Not Officers

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/04:* VP, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *Until 2001:* Stanford University, Special Assistant to the President. *From 1996-2001:* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).